Exhibit 17.1

RESIGNATION

I, Gerald O’Reilly, the President and a Director of Post Data, Inc., a Nevada corporation (“Company”), hereby tender and submit my resignation as President and a Director of the Company, such resignation to be effective upon the acceptance of Daniel Walker as President and sole Director.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Gerald O’Reilly	July 30, 2012
Gerald O’Reilly